EXHIBIT 99.1

Highlander Silver: Comprehensive Geophysical Program Maps Extensive System Concealed by Shallow Cover at Corani

TORONTO, June 25, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to report on a comprehensive geophysical study of the Corani Silver Project integrating historical datasets with the first airborne magnetic survey and more extensive induced polarization-resistivity surveys than historically undertaken. The results provide a geophysical signature for the Corani mineral system that is far more extensive than historical drilling coverage, with extensions and untested potential zones to the west and south concealed beneath shallow post-mineral cover.

Daniel Earle, President and CEO of Highlander Silver, commented:

“Highlander Silver has been busy across its portfolio since closing the Bear Creek acquisition in late February. We’re delighted to begin reporting results from Corani that provide an indication of the potential scale of the opportunity we see. Also, we look forward to reporting our first drill results in July. Finally, with strong cash generation and improving performance at our Mercedes operation offsetting spending, the Company has maintained an unaudited cash balance of approximately US$100 million and no debt.”

Highlights

  Completed induced polarization-resistivity and airborne magnetic surveys totaling over 90 km and 600 km, respectively; Defined geophysical signatures of the Corani mineral system through integration with lithology, alteration and resources models, incorporating mapping and core logging datasets; Magnetic lineament analysis highlighted network of north-south and northwest-trending structures interpreted as first order controls on mineralization
  Identified a series of high-priority exploration targets with combined geological, structural and geophysical characteristics analogous to the Corani deposit
  Corani West represents a newly-generated, high-priority target with a large coincident zone of chargeability, resistivity, and magnetic susceptibility consistent with the Corani deposit, concealed under shallow post-mineral cover along a major northwest-trending structure
  Corani East Extension represents the interpreted continuation of the higher-grade Corani East zone south of an eroded block, with historical drilling at the north end of the anomaly partially testing the target, including 42 m at 47.9 g/t Ag from 4m (DDH-C119A)
  Corani South represents a zone of widespread alteration, veining, silicification and hydrothermal brecciation at the intersection of major north-south and northwest trending structures, with significant historical drilling returning robust gold-silver mineralization, including 14 m at 11.7 g/t Au and 48.9 g/t Ag from 32 m (DDH-C52)
  Results support the interpretation that Corani represents a large-scale intermediate sulphidation epithermal system extending well beyond the current resource footprint
  First exploration drilling program in over a decade is now underway with four drill rigs active and first assays expected in July

Figure 1 – Corani Plan Map

Note to Figure 1: Map illustrates surface projection of three-dimensional inversion blocks exhibiting geophysical properties consistent with those observed within the Corani deposit and constrained by geological modelling of the pre-mineral volcanic host unit.

Figure 2 – Corani Section A – A’

Table 1. Historical Drill Results Referenced in this News Release

	Collar Locations						Relevant Intercepts
Hole ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	From	To	Interval	Intercept
	(m)	(m)	(m)	(m)	(°)	(°)	(m)	(m)	(m)	(g/t)
DDH-C52	316557	8444626	5206	94.1	90	-40	32	46	14	11.7 (Au); 48.9 (Ag)
DDH-C119A	316704	8446241	5017	110.4	240	-70	4	46	42	47.9 (Au)

Note to Table 1: The true width of the mineralized zone is not currently known.

Technical Information and Quality Control / Quality Assurance

Historical drilling completed by Bear Creek Mining Corporation including drill holes reported here, utilized HQ-diameter diamond core, with reported core recoveries averaging greater than 95%. Bear Creek records reports that drill core was logged and split on site under the supervision of company geologists and sampled on nominal two-metre intervals. Samples were submitted to ALS Chemex Laboratories, an independent laboratory, in Lima, Peru, for analysis. Silver, lead, and zinc assays were determined using multi-acid digestion followed by atomic absorption spectroscopy, while gold analyses were completed by fire assay with atomic absorption finish, with gravimetric determination for samples exceeding 10 g/t Au. Bear Creek's documented QA/QC program included the insertion of certified reference materials at a rate of approximately one standard for every twenty samples.

The assay data associated with the two historical drill holes referenced in this news release were independently reviewed and validated by Highlander. Validation work included verification against original laboratory certificates, physical inspection of drill core stored at Bear Creek's facilities in Juliaca, Peru, and review of the historical digital core photograph archive. This work confirmed the integrity of the reported sampling intervals and the identification of mineralized intervals associated with the significant assay results disclosed herein.

The drone magnetic and induced polarization/resistivity (“IP/Resistivity”) surveys referenced in this news release were subject to quality assurance and quality control review by Dr. Hernan Ugalde, P.Geo., an independent geophysical consultant to Highlander. The review included the ongoing assessment of raw geophysical data as it became available, evaluation of data quality, and consultation with survey contractors to determine the need for reflights and repeat ground survey lines where warranted. The final processed datasets delivered by the geophysical contractors were subsequently reviewed and approved by Dr. Ugalde prior to their use in geological modelling, target generation, and interpretation.

There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data referred to herein.

Qualified Person

The scientific and technical information in this press release has been reviewed and approved by Dr. Sergio Gelcich, P.Geo., Vice President, Exploration, Highlander Silver, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

On behalf of Highlander Silver

“Daniel Earle”
President and CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories, and the Corani silver project, the largest fully-permitted silver deposit in the world.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes reporting our first drill results in July. Such forward-looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.

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